FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Velanovich, Bogoljub L.	2. Issuer Name and Ticker or Trading Symbol Johnson Controls, Inc. (JCI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) 49200 Halyard Drive P.O. Box 8010	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/07/03
(Street) Plymouth, MI 48170		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/07/03		A		30.578	A	$81.756	10,696.62(1)	D
Common Stock								634(2)	I	By 401(k) Plan Trust
Preferred Stock Series D								733(3)	I	By 401(k) Plan ESOP Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units/Excess Benefit Plan-Common	1-for-1							(4)	(4)	Common Stock	761		761	D
Phantom Stock Units/Excess Benefit Plan-Preferred	1-for-1							(4)	(4)	Preferred Stock Series D	165		165	D
Stock Appreciation Rights/ Tandem Stock Option (5)	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option/Tandem SAR(5)	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option	$58.4063							11/17/01	11/17/09	Common Stock	8,000		8,000	D
Stock Option	$56.8438							11/15/02(6)	11/15/10	Common Stock	8,000		8,000	D
Stock Option	$80.23							11/14/03(6)	11/14/11	Common Stock	8,000		8,000	D
Stock Option	$80.595							11/20/04(6)	11/20/12	Common Stock	8,000		8,000	D
Phantom Stock Units/EICP	1-for-1							(7)	(7)	Common Stock	5,774.10		5,774.10(8)	D
Phantom Stock Units/LTPP	1-for-1							(9)	(9)	Common Stock	1,031.48		1,031.48(10)	D

Explanation of Responses:

(1) Includes 16.072 shares acquired pursuant to reinvestment of dividends on 1/2/2003 at $81.7619 per share. The Johnson Controls Automatic Dividend Reinvestment and Stock Purchase Plan is available to all shareholders.
(2) Includes 1 share acquired pursuant to the reinvestment of dividends on 12/31/2002 at a price of $80.17 per share.
(3) Includes 4 shares acquired pursuant to the reinvestment of dividends on 12/31/02 at a price of $160.34 per share.
(4) The phantom stock units were accrued under the Johnson Controls Excess Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(5) The stock appreciation right and the employee stock option were granted in tandem. Accordingly, the exercise of one results in the expiration of the other.
(6) The options become exercisable two years after the grant date in 50% increments. The first 50% becomes exercisable this date and the balance becomes exercisable the following year.
(7) The phantom stock units were accrued under the Johnson Controls Executive Incentive Compensations Plan and are to be settled 100% in cash upon the reporting person's retirement.
(8) Includes 25.20 phantom stock units acquired pursuant to the reinvestment of dividends on 1/2/03 at a price of $82.12 per phantom stock unit.
(9) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.
(10) Includes 4.5 phantom stock units acquired pursuant to the reinvestment of dividends on 1/2/03 at a price of $82.12 per phantom stock unit.

By: /s/ Arlene D. Gumm Attorney-In-Fact for Bogoljub L. Velanovich **Signature of Reporting Person	1/9/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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